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SEC FILE NUMBER
000-49602

CUSIP NUMBER
87157D109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SYNAPTICS INCORPORATED

Full Name of Registrant

Former Name if Applicable

3120 SCOTT BOULEVARD, SUITE 130

Address of Principal Executive Office (Street and Number)
SANTA CLARA, CALIFORNIA 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Synaptics Incorporated (the “Registrant”) requires additional time to file its Annual Report on Form 10-K for the year ended June 30, 2007 (the “Report”). Effective with the fiscal year ended June 30, 2007, the Registrant became a large accelerated filer and, as such, is required to file the Report within 60 days of its fiscal year end, a period 15 days shorter than the period required for the Registrant’s last fiscal year. The Registrant has expended considerable time and internal resources preparing its financial statements to meet this accelerated deadline, however, due to unforeseen delays the Registrant requires additional time in order to complete the necessary supporting documentation and procedures to ensure adequate disclosure. The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Russell J. Knittel	(408)	454-5100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYNAPTICS INCORPORATED
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 30, 2007	By	/s/ Russell J. Knittel

Russell J. Knittel
Chief Financial Officer

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